FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2023

Commission File Number: 001-39966

New Found Gold Corp.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)

WeWork c/o New Found Gold Corp.
1600 - 595 Burrard Street
Vancouver, British Columbia
Canada V7X 1L4
845-535-1486
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

      Form 20-F ____                    Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

New Found Clarifies Technical Disclosure

VANCOUVER, British Columbia--(BUSINESS WIRE)--November 21, 2023--New Found Gold Corp. (“New Found” or the “Company”) (TSXV: NFG, NYSE-A: NFGC) announces that in connection with a technical disclosure review by the British Columbia Securities Commission (the “BCSC”), the Company is clarifying certain disclosure related to the Company’s Queensway project located in Newfoundland and Labrador (the “Queensway Project”) and certain articles originally published by The Northern Miner and Mining.com on November 7, 2023 (the “Articles”).

The Articles have been updated and re-published to correct certain disclosure regarding the Queensway Project at the request of the Company. The Company retracts the disclosure that was included in the original version of the Articles, including all disclosure regarding an internal scoping study. The Company has not completed an internal scoping study or preliminary economic assessment on the Queensway Project and has not done adequate work to develop a resource estimate at the Queensway Project.

The Company wishes to clarify that the Queensway Project is in the exploration stage and that the Company’s existing technical report titled “NI 43-101 Technical Report, January 2023 Exploration Update at New Found Gold Corp.’s Queensway Gold Project in Newfoundland and Labrador, Canada”, with an effective date of January 24, 2023 (the “Technical Report”), prepared by D. Roy Eccles, M.Sc., P. Geol. P Geo. of APEX Geoscience Ltd., remains current and compliant with NI 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The Technical Report reflects that neither a mineral resource or preliminary economic assessment have been developed for the Queensway Project.

Further, the Company has amended or removed the following disclosure from its website, corporate presentations, social media and other investor relations materials:

  the “Forging the Future – From Exploration to Development” video previously posted on the Company’s website has been removed;
  the Company’s September 2023 corporate presentation has been amended by the Company; and
  the Company’s Beaver Creek September 13, 2023 presentation has been removed from the website of the event organizers.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under NI 43-101. Mr. Matheson consents to the publication of this press release dated November 21, 2023, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 500,000m drill program at Queensway and is well funded for this program.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

Contact

To contact the Company, please visit the Company’s website and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours. Information on the Company’s website does not form a part of this press release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

This press release contains certain "forward-looking statements" within the meaning of Canadian and U.S. securities legislation (including the Private Securities Litigation Reform Act of 1995), including statements relating to the Company’s plans for the exploration and development of the Queensway Project and the funding of the Company’s drill program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "aims," "suggests," "potential," "goal," "objective," "prospective," "possibly," and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSXV or the NYSE American, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: risks related to possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration and drilling programs, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management's Discussion and Analysis, publicly available through the SEDAR+ at www.sedarplus.ca or through the EDGAR at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: "Collin Kettell"
Collin Kettell, Chief Executive Officer
ckettell@newfoundgold.ca
+1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: November 21, 2023	By:	/s/ Collin Kettell
Chief Executive Officer